UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-41401

Prenetics Global Limited

11401 Granite St. Charlotte, NC 28273 USA	Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”), shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File nos. 333-274762 and 333-276538) and Form S-8 (File Nos. 333-279019, 333-271552 and 333-267956) of Prenetics Global Limited (the "Company") (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

DISCLOSURE OF RESULTS OF OPERATIONS

The Company hereby furnishes the press release announcing its unaudited financial results for the second quarter ended June 30, 2024, which is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit no.	Description
99.1	Press release - Prenetics Announces Second Quarter 2024 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: October 7, 2024